RETURN ADDRESS
123 ANY STREET
ANY CITY/PROVINCE A1A 1A1

LOGO HERE

1 OF 2
S91970-61 010 E: C
S3 E:2 1/1 M
A:A V: 1

JOHN A. SAMPLE
123 ANY STREET
ANYCITY PR A1A 1A1
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

PROXY FORM

Annual Meeting
Ballard Power Systems Inc.

WHEN:
Wednesday, June 2, 2021 at 4:00 pm EST

WHERE:
www.virtualshareholdermeeting.com/BLDP2021

STEP 1 REVIEW YOUR VOTING OPTIONS

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW.

SCAN TO VIEW MATERIAL AND VOTE NOW →

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: **ENGLISH: 1-800-474-7493** OR **FRENCH: 1-800-474-7501**

BY MAIL: THIS PROXY FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING.

V502122020

CONTROL NO.:→

PROXY DEPOSIT DATE: May 31, 2021 at 5:00 pm EST

The control number has been assigned to you to identify your shares for voting.

You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares.

INSTRUCTIONS:

1. **This Form of Proxy is solicited by and on behalf of management of the issuer.**
2. You have the right to appoint a person, who need not be a shareholder, other than the person(s) specified on the other side of this form to attend and act on your behalf at the Meeting. If you wish to appoint a person:
   - Write the name of your designate on the "Appointee" line and provide a unique **APPOINTEE IDENTIFICATION NUMBER** for your Appointee to access the Virtual Meeting in the space provided on the other side of this form, sign and date the form, and return it by mail, or
   - Go to ProxyVote.com and insert the name of your designate in the "Change Appointee(s)" section and provide a unique **APPOINTEE IDENTIFICATION NUMBER** on the voting site for your Appointee to access the Virtual Meeting.

   You **MUST** provide your Appointee the **EXACT NAME** and **EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER** to access the Virtual Meeting. Appointees can only be validated at the Virtual Meeting using the **EXACT NAME** and **EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter.

   IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER AND PROVIDE IT TO YOUR APPOINTEE, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING.
3. This Form of Proxy confers discretionary authority to vote on amendments or variations to the matters identified in the notice of the Meeting and with respect to other matters that may properly be brought before the Meeting or any adjournment or postponement thereof.

   This Form of Proxy will not be valid and not be acted upon or voted unless it is completed and delivered as outlined herein.
4. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Form of Proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this Form of Proxy with signing capacity stated may be required.
5. In order to expedite your vote, you may use the Internet or a touch-tone telephone, and entering the control number noted above. The Internet or telephone voting service is not available on the day of the Meeting. The telephone system cannot be used if you designate another person to attend on your behalf.

   If you vote by Internet or telephone, do not mail back this Form of Proxy.
6. If the Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the shareholder.
7. This Form of Proxy will be voted as directed by the shareholder. If no voting preferences are indicated on the reverse, this Form of Proxy will be voted as recommended on the reverse of this form or as stated in the management proxy circular, except in the case of your appointment of an Appointee.
8. Unless prohibited by law or you instruct otherwise, your Appointee(s) will have full authority to attend and otherwise act at, and present matters to the Meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the management proxy circular.
9. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, and the name and position of the person giving voting instructions on behalf of the body corporate.
10. If the items listed in the management proxy circular are different from the items listed on the other side of this form, the management proxy circular will be considered correct.
11. This Form of Proxy should be read in conjunction with the accompanying management proxy circular.

PLEASE SEE OVER

PROXY FORM

Ballard Power Systems Inc.

MEETING TYPE:	Annual Meeting		
MEETING DATE:	Wednesday, June 2, 2021 at 4:00 pm EST		
RECORD DATE:	April 12, 2021		
PROXY DEPOSIT DATE:	May 31, 2021 at 5:00 pm EST	CUID:	
ACCOUNT NO:		CUSIP:	

CONTROL NO.: →

STEP 2 — APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): James Roche, Chair of the Board of Directors, or failing him, Randy MacEwen, President and Chief Executive Officer

Change Appointee

If you wish to designate another person to attend, vote and act on your behalf at the Meeting, or any adjournment or postponement thereof, other than the person(s) specified above, go to www.proxyvote.com or print your name or the name of the other person attending the Meeting in the space provided herein and provide a unique APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES for your Appointee to access the Virtual Meeting. You may choose to direct how your Appointee shall vote on matters that may come before the Meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Appointee will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the circular for the Meeting. You can also change your Appointee online at www.proxyvote.com.

You MUST provide your Appointee the EXACT NAME and an EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Virtual Meeting. Appointees can only be validated at the Virtual Meeting using the EXACT NAME and EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER you enter below.

PLEASE PRINT APPOINTEE NAME INSIDE THE BOX

→ ☐

MAXIMUM 22 CHARACTERS - PLEASE PRINT CLEARLY

CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER FOR YOUR APPOINTEE

→ ☐☐☐☐☐☐☐☐

MUST BE EIGHT CHARACTERS IN LENGTH - PLEASE PRINT CLEARLY

E-R3

STEP 3 — COMPLETE YOUR VOTING DIRECTIONS

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* HIGHLIGHTED TEXT *OVER THE BOXES* (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

Election of Directors:

Item	FOR	WITHHOLD
1A Election of Director: Douglas P. Hayhurst	☐	☐
1B Election of Director: Kui (Kevin) Jiang	☐	☐
1C Election of Director: Duy-Loan Le	☐	☐
1D Election of Director: Randy MacEwen	☐	☐
1E Election of Director: Marty Neese	☐	☐
1F Election of Director: James Roche	☐	☐
1G Election of Director: Shaojun (Sherman) Sun	☐	☐
1H Election of Director: Janet Woodruff	☐	☐
02 Appointment of **KPMG LLP, Chartered Accountants** as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

Item	FOR	AGAINST
03 RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Corporation, that the shareholders accept the approach to executive compensation disclosed in the Corporation's management information circular delivered in advance of the Corporation's 2021 annual meeting of shareholders.	☐	☐

04 RESOLVED THAT:

1. The consolidated option plan ("Option Plan"), in the form approved by the Board, and its adoption by the Corporation, is hereby re-confirmed and approved.
2. The consolidated share distribution plan ("SDP"), in the form approved by the Board, and its adoption by the Corporation, is hereby re-confirmed and approved.
3. All unallocated entitlements under the Option Plan and SDP are approved and ratified until the 2024 annual meeting of Shareholders of the Corporation.
4. Any one officer or director of the Corporation is authorized on behalf and in the name of the Corporation to execute all such documents and to take all such actions as may be necessary or desirable to implement and give effect to this resolution or any part thereof.

FOR ☐ AGAINST ☐

To receive future proxy materials by mail check the box to the right. To request materials for this meeting refer to the notice included in the package with this form. ☐

STEP 4 — THIS DOCUMENT MUST BE SIGNED AND DATED

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y